Exhibit 99.1

Dingdong (Cayman) Limited Announces Third Quarter 2022 Financial Results

SHANGHAI, November 11, 2022 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, with advanced supply chain capabilities, today announced its unaudited financial results for the quarter ended September 30, 2022.

Third Quarter 2022 Highlights:

•	GMV for the third quarter of 2022 decreased by 7.2% year-over-year to RMB6,512.0 million (US$915.4 million) from RMB7,018.5 million in the same quarter of 2021.

•	Total revenue for the third quarter of 2022 decreased by 4.0% year-over-year to RMB5,942.5 million (US$835.4 million) from RMB6,189.5 million in the same quarter of 2021.

•	Non-GAAP net loss for the third quarter of 2022 decreased by 85.6% year-over-year to RMB285.2 million (US$40.1 million) from RMB1,975.6 million in the same quarter of 2021.

Mr. Changlin Liang, Founder and Chief Executive Officer of Dingdong, stated,

“I would like to thank our employees, customers, and partners for their support. We quickly adapted to the changing business environment in the third quarter of last year and began our strategy of “efficiency first, with due consideration to scale.” Consequently, our non-GAAP net loss margin narrowed substantially to 4.8% from 31.9% a year ago. With such momentum, we are confident of approaching non-GAAP break-even in the fourth quarter of this year, which would be sooner than what was expected during our initial public offering process. By that time, Dingdong will have evolved from a startup that needed external financing to a self-sustaining company with strong survival capabilities.

Dingdong will keep investing in product development to launch more quality products, building a stronger supply chain and upgrading services. These capabilities will form our competitive moat. Moreover, quality products naturally gain traction because consumers can trust and rely on them, bringing continuous growth in scale, while supply chain and service capabilities are instrumental to profitability. All of the above will allow Dingdong great room for growth and potential.”

Ms. Le Yu, Chief Strategy Officer of Dingdong, stated,

“Going into the fourth quarter, we expect to return to our year-over-year growth trajectory and be close to non-GAAP break-even. When we achieve that, we will have lowered our non-GAAP net loss margin by over 30 percentage points from 31.9% when we began the “efficiency first” strategy in the third quarter of last year. Such a notable optimization in less than one and a half years would demonstrate the vitality and profitability of our business model.”

Third Quarter 2022 Financial Results

Total revenues were RMB5,942.5 million (US$835.4 million), representing a decrease of 4.0% from the same period of 2021, primarily due to higher revenues in the third quarter of last year which were driven by high levels of coupons and discounts granted to our users. For the first three quarters of this year, we achieved 23.1% revenue growth from the same period last year.

•

Product Revenues were RMB5,872.4 million (US$825.5 million), a decrease of 4.1% from RMB6,122.3 million in the same quarter of 2021. Higher product revenues in the third quarter of last year were primarily due to the high levels of coupons and discounts granted to our users.

•	Service Revenues were RMB70.1 million (US$9.9 million), an increase of 4.4% from RMB67.2 million in the same quarter of 2021, primarily driven by the increase in delivery service revenues.

Total operating costs and expenses were RMB6,254.5 million (US$879.2 million), a decrease of 23.8% from RMB8,208.3 million in the same quarter of 2021, with a detailed breakdown as below.

•

Cost of goods sold was RMB4,157.0 million (US$584.4 million), a decrease of 17.9% from RMB5,061.2 million in the same quarter of 2021. Cost of goods sold as a percentage of revenues decreased to 70.0% from 81.8% in the same quarter of 2021, primarily due to improvements in our product development capabilities. Gross margin was 30.0%, a significant improvement from 18.2% in the same quarter of 2021.

•

Fulfillment expenses were RMB1,595.3 million (US$224.3 million), a decrease of 30.9% from RMB2,308.7 million in the same quarter of 2021. Fulfillment expenses as a percentage of total revenues decreased to 26.8% from 37.3% in the same quarter of 2021, mainly driven by increases in average order value and improved frontline labor efficiency.

•

Sales and marketing expenses were RMB127.2 million (US$17.9 million), a decrease of 70.3% from RMB428.3 million in the same quarter of 2021, as customer acquisition cost per new transacting user decreased due to our improved product development capabilities and increasingly established brand image.

•	General and administrative expenses were RMB120.1 million (US$16.9 million), a decrease of 21.5% from RMB152.9 million in the same quarter of 2021, mainly due to the improved efficiency of our staff.

•

Product development expenses were RMB255.0 million (US$35.9 million), a slight decrease of 0.9% from RMB257.3 million in the same quarter of 2021. We continued our investments in product development capability, agricultural technology, data algorithms, and other technology infrastructure.

Loss from operations was RMB312.0 million (US$43.9 million), compared with operating loss of RMB2,018.9 million in the same quarter of 2021.

Net loss was RMB344.9 million (US$48.5 million), compared with net loss of RMB2,010.6 million in the same quarter of 2021.

Non-GAAP net loss, which is a non-GAAP measure that excludes share-based compensation expenses, was RMB285.2 million (US$40.1 million), a significant improvement from RMB1,975.6 million in the same quarter of 2021. In addition, our non-GAAP net margin, which is our non-GAAP net loss as a percentage of revenues, improved to negative 4.8% from negative 31.9% in the same quarter of 2021.

Basic and diluted net loss per share were RMB1.07 (US$0.15), compared with RMB6.19 in the same quarter of 2021. Non-GAAP net loss per share, basic and diluted, was RMB0.89 (US$0.12), compared with RMB6.08 in the same quarter of 2021.

Cash and cash equivalents and short-term investments were RMB5,861.6 million (US$824.0 million) as of September 30, 2022, compared with RMB5,231.1 million as of December 31, 2021.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. Eastern Time on Friday, November 11, 2022 (9:00 P.M. Beijing Time on the same day) to discuss the financial results. The presentation and question and answer session will be presented in both Mandarin and English. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Conference ID:	8278376

The replay will be accessible through November 18, 2022 by dialing the following numbers:

International:	1-412-317-0088
United States:	1-877-344-7529
Access Code:	6883073

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.100.me.

About Dingdong (Cayman) Limited

We are a leading fresh grocery e-commerce company in China, with sustainable long-term growth. We directly provide users and households with fresh produce, prepared food, and other food products through a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers’ evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be Chinese families’ first choice for food shopping.

For more information, please visit: https://ir.100.me.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP net loss, non-GAAP net margin, non-GAAP net loss attributable to ordinary shareholders and non-GAAP net loss per share, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1135 to US$1.00, the exchange rate on September 30, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery ecommerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

ir@100.me

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	662,768	1,400,842	196,927
Restricted cash	7,664	16,673	2,344
Short-term investments	4,568,346	4,460,727	627,079
Accounts receivable, net	191,519	161,287	22,673
Inventories	537,472	635,378	89,320
Advance to suppliers	86,711	73,294	10,304
Prepayments and other current assets	461,843	222,193	31,235

Total current assets	6,516,323	6,970,394	979,882
Non-current assets:
Property and equipment, net	472,371	353,110	49,639
Operating lease right-of-use assets	2,245,571	1,701,385	239,177
Other non-current assets	185,793	164,010	23,056

Total non-current assets	2,903,735	2,218,505	311,872

TOTAL ASSETS	9,420,058	9,188,899	1,291,754

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	2,058,624	1,674,688	235,424
Customer advances and deferred revenue	243,480	246,813	34,696
Accrued expenses and other current liabilities	653,261	698,191	98,150
Salary and welfare payable	244,740	255,970	35,984
Operating lease liabilities	969,494	802,105	112,758
Short-term borrowings	3,121,046	4,258,337	598,628
Current portion of long-term borrowings	57,875	7,000	984

Total current liabilities	7,348,520	7,943,104	1,116,624
Non-current liabilities:
Operating lease liabilities	1,244,096	833,833	117,218
Other non-current liabilities	69,373	75,000	10,543

Total non-current liabilities	1,313,469	908,833	127,761

TOTAL LIABILITIES	8,661,989	8,851,937	1,244,385

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
		(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Mezzanine Equity:
Redeemable noncontrolling interests	30,000	105,425	14,820

TOTAL MEZZANINE EQUITY	30,000	105,425	14,820

Shareholders’ equity
Ordinary shares	4	4	1
Additional paid-in capital	13,685,062	13,855,366	1,947,757
Treasury stock	(7,042)	(20,666)	(2,905)
Accumulated deficit	(12,765,713)	(13,627,898)	(1,915,781)
Accumulated other comprehensive (loss) / income	(184,242)	24,731	3,477

TOTAL SHAREHOLDERS’ EQUITY	728,069	231,537	32,549

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	9,420,058	9,188,899	1,291,754

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)
Revenues:
Product revenues	6,122,324	5,872,423	825,532
Service revenues	67,155	70,105	9,855

Total revenues	6,189,479	5,942,528	835,387

Operating costs and expenses:
Cost of goods sold	(5,061,160)	(4,157,021)	(584,385)
Fulfillment expenses	(2,308,712)	(1,595,251)	(224,257)
Sales and marketing expenses	(428,283)	(127,174)	(17,878)
Product development expenses	(257,286)	(255,022)	(35,850)
General and administrative expenses	(152,897)	(120,062)	(16,878)

Total operating costs and expenses	(8,208,338)	(6,254,530)	(879,248)

Loss from operations	(2,018,859)	(312,002)	(43,861)
Interest income	14,130	29,300	4,119
Interest expenses	(24,640)	(34,648)	(4,871)
Other income	25,770	31,037	4,363
Other expenses	(6,978)	(58,458)	(8,218)

Loss before income tax	(2,010,577)	(344,771)	(48,468)

Income tax expenses	—	(83)	(12)

Net loss	(2,010,577)	(344,854)	(48,480)

Accretion of redeemable noncontrolling interests	—	(2,025)	(285)

Net loss attributable to ordinary shareholders	(2,010,577)	(346,879)	(48,765)

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)
Net loss per Class A and Class B ordinary share:
Basic and diluted	(6.19)	(1.07)	(0.15)
Shares used in net loss per Class A and Class B ordinary share computation:
Basic and diluted	324,709,928	324,195,243	324,195,243
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	19,172	106,305	14,944

Comprehensive loss	(1,991,405)	(238,549)	(33,536)

Accretion of redeemable noncontrolling interests	—	(2,025)	(285)

Comprehensive loss attributable to ordinary shareholders	(1,991,405)	(240,574)	(33,821)

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)
Net cash used in operating activities	(1,267,965)	(407,500)	(57,285)

Net cash generated from / (used in) investing activities	2,419,438	(362,730)	(50,992)

Net cash generated from financing activities	907,039	158,762	22,318

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(6,368)	16,164	2,272
Net increase / (decrease) in cash and cash equivalents and restricted cash	2,052,144	(595,304)	(83,687)

Cash and cash equivalents and restricted cash at the beginning of the period	1,051,972	2,012,819	282,958

Cash and cash equivalents and restricted cash at the end of the period	3,104,116	1,417,515	199,271

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)
Net loss	(2,010,577)	(344,854)	(48,480)
Add: share-based compensation expenses (1)	34,980	59,683	8,391

Non-GAAP net loss	(1,975,597)	(285,171)	(40,089)

Net loss margin	(32.5% )	(5.8% )
Add: share-based compensation expenses	0.6%	1.0%

Non-GAAP net loss margin	(31.9% )	(4.8% )

Net loss attributable to ordinary shareholders	(2,010,577)	(346,879)	(48,765)
Add: share-based compensation expenses (1)	34,980	59,683	8,391

Non-GAAP net loss attributable to ordinary shareholders	(1,975,597)	(287,196)	(40,374)

Net loss per Class A and Class B ordinary share:
Basic and diluted	(6.19)	(1.07)	(0.15)
Add: share-based compensation expenses	0.11	0.18	0.03

Non-GAAP net loss per Class A and Class B ordinary share:
Basic and diluted	(6.08)	(0.89)	(0.12)

(1)	Share-based compensation expenses are recognized as follows:

	For the three months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
	(Unaudited)
Fulfillment expenses	15,713	10,831	1,523
Sales and marketing expenses	240	2,330	328
Product development expenses	5,894	30,790	4,328
General and administrative expenses	13,133	15,732	2,212

Total	34,980	59,683	8,391